# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ISSUER DIRECT CORP, CIK 0000843006
CUSIP: 46520M204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1 GLENWOOD AVE., 1 GLENWOOD AVE., RALEIGH, North Carolina (NC), 27603
Date of event which requires filing of this statement: 03/14/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001654954-21-010902
Filed by CIK 0001802986

## Reporting persons
- Forager Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 39,650; shared voting power 0; sole dispositive power 39,650; shared dispositive power 0; aggregate amount beneficially owned 39,650 (1% of the class)
  Comment: 1. Shares reported in this table are held by Forager Fund, LP, of which the Reporting Person is the general partner.
- Forager Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 39,650; shared voting power 0; sole dispositive power 39,650; shared dispositive power 0; aggregate amount beneficially owned 39,650 (1% of the class)
- Kissel Edward Urban: type of reporting person: parent holding company or control person (HC), individual (IN); sole voting power 2,465; shared voting power 39,650; sole dispositive power 2,465; shared dispositive power 39,650; aggregate amount beneficially owned 42,115 (1.1% of the class)
  Comment: 2. These shares are held by Forager Fund, LP, of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.
- MacArthur Robert Symmes: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 39,650; sole dispositive power 0; shared dispositive power 39,650; aggregate amount beneficially owned 39,650 (1% of the class)
  Comment: 3. These shares are held by Forager Fund, LP, of which Forager Capital Management, LLC is the general partner. The Reporting Person is a managing partner of Forager Capital Management, LLC.

## Item 1. Issuer
Name of issuer: ISSUER DIRECT CORP
Address of issuer's principal executive offices: 1 GLENWOOD AVE., 1 GLENWOOD AVE., RALEIGH, NORTH CAROLINA, 27603.

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Edward Kissel, Robert MacArthur, Forager Capital Management, LLC, a Delaware limited liability company (the "Investment Adviser"), and Forager Fund, LP, a Delaware limited partnership (the "Fund" and, together with Mr. Kissel, Mr. MacArthur and the Investment Adviser, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 2025 3rd Ave. N, Suite 350, Birmingham, AL 35203.
Citizenship: The Fund is a Delaware limited partnership; the Investment Adviser is a Delaware limited liability company; Mr. Kissel is a citizen of the United States; and Mr. MacArthur is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 14, 2024, the Reporting Persons, in the aggregate, beneficially owned 42,115 shares of Common Stock of the Issuer, representing approximately 1.1% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 39,650 shares of Common Stock representing approximately 1.0% of the class; (ii) the Investment Adviser, as the sole general partner of the Fund, beneficially owns 39,650 shares of Common Stock representing approximately 1.0% of the class; (iii) Mr. Kissel, as the managing partner of the Investment Adviser, beneficially owns 42,115 shares of Common Stock representing approximately 1.1% of the class; and (iv) Mr. MacArthur, as the managing partner of the Investment Adviser, beneficially owns 39,650 shares of Common Stock representing approximately 1.0% of the class. The percentages of beneficial ownership reported herein, and on each Reporting Person?s cover page to this Schedule 13G, are based on a total of 3,815,212 shares of the Common Stock issued and outstanding as of March 7, 2024, as reported in the annual report of the Issuer on Form 10-K for its fiscal year ended December 31, 2023.

Each of the Fund and the Investment Adviser has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Mr. Kissel has the sole power to vote and dispose of 2,465 shares of Common Stock, and has the shared power to vote and dispose of 39,650 shares of Common Stock. Mr. MacArthur has the sole power to vote and dispose of 0 shares of Common Stock, and has the shared power to vote and dispose of 39,650 shares of Common Stock.
Percent of class: 1.0-1.1
Sole power to vote or to direct the vote: See Item 4(a).
Shared power to vote or to direct the vote: See Item 4(a).
Sole power to dispose or to direct the disposition: See Item 4(a).
Shared power to dispose or to direct the disposition: See Item 4(a).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Forager Capital Management, LLC: /s/ Robert MacArthur, Managing Partner (01/08/2025)
- Forager Fund, L.P.: /s/ Robert MacArthur, Managing Partner (01/08/2025)
- Kissel Edward Urban: /s/ Edward Kissel, Reporting Owner (01/08/2025)
- MacArthur Robert Symmes: /s/ Robert MacArthur, Reporting Owner (01/08/2025)